
CESP
Companhia Energética de São Paulo

São Paulo, April 4, 2003 CT/FFR/493/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Financ
U.S. Securities and Exchange Comm
450 Fifth Street N.W.
Washington, D.C. 20549
USA

03050029

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a free translated copy of the Call Notice for an Ordinary General Shareholders´ Meeting of this Company, to be held on April 24, 2003 and to be published in the newspapers "Diário Oficial do Estado de São Paulo" on April 4, 5, and 8, and in "Gazeta Mercantil" on April 4, 7, and 8, 2003.

Very truly yours,

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 01


CESP
Companhia
Energética de
São Paulo

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. Nº 60.933.603/0001-78
NIRE – 35300011996
OPEN CAPITAL COMPANY

ORDINARY GENERAL SHAREHOLDERS' MEETING

CALL NOTICE

As provided for in Article 10 of the Bylaws, the Shareholders are called to meet in the Ordinary General Shareholders' Meeting of this Company to be held on April 24, 2003 at 9:00 a.m., in its head office, at Alameda Ministro Rocha Azevedo, 25 – Piso Esplanada, in this city, in order to deliberate on the following Agenda:

a) Administrators Report and Financial Statements as of the fiscal year of 2002.

b) Destination of the Result of the fiscal year of 2002 and the non distribution of dividends.

c) Election of effective and alternate members of the Fiscal Committe.

d) Establishment of the remuneration of the members of the Executive Committee, Board of Directors and Fiscal Committee.

São Paulo, March 10, 2003

ORIGINAL ASSINADO POR

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors